

SECUR 07001089 ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaconia Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Trinidad and Tabago Unit Trust 82 Independence Square
(No. and Street)

Port of Spain (City) Trinidad, W.I. (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire 813-988-5829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, P.A.
(Name – *if individual, state last, first, middle name*)



13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City) FL (State) 33762 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaconia Financial Services, Inc., as of February 20th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Principal + Operations Mgr

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF FLORIDA
COUNTY OF: PINELLAS

The foregoing instrument was acknowledged before me on this ____ day of 20 Feb 2007 by Elizabeth T. McGuire, who is personally known or has produced identification in the form of FL DL M260238614604.

Signature of Notary, State of Florida

Rhonda F. Winkle

Printed Name of Notary


Rhonda F. Winkle
My Commission DD321010
Expires June 04, 2008



Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	11,421
Deposits		708
Accounts receivable		8,549
Total assets	$	20,678
Liabilities and Stockholder's Equity		
Accounts payable	$	1,000
State income taxes payable		500
Total liabilities		1,500
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		75,092
Accumulated deficit		(56,924)
Total stockholder's equity		19,178
Total liabilities and stockholder's equity	$	20,678

END

The accompanying notes are an integral part of these financial statements.